UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)*

FEDERAL NATIONAL MORTGAGE ASSOCIATION

(Name of Issuer)

Common Stock

(Title of Class of Securities)

313586109

(CUSIP Number)

Roy J. Katzovicz, Esq.

Pershing Square Capital Management, L.P.

888 Seventh Avenue, 42nd Floor

New York, New York 10019

212-813-3700

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 28, 2014

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.	313586109	13D	Page 2

1	NAME OF REPORTING PERSON Pershing Square Capital Management, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OR ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 115,569,796
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 115,569,796
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 115,569,796
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.98*%
14	TYPE OF REPORTING PERSON IA

*	This calculation is based on 1,158,080,657 shares of common stock, of Federal National Mortgage Association outstanding as of January 31, 2014 as reported in its annual report on Form 10-K for the fiscal year ended December 31, 2013 (the “12/31/13 10-K”).

CUSIP NO.	313586109	13D	Page 3

1	NAME OF REPORTING PERSON PS Management GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OR ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 115,569,796
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 115,569,796
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 115,569,796
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.98*%
14	TYPE OF REPORTING PERSON OO

*	This calculation is based on 1,158,080,657 shares of common stock outstanding as of January 31, 2014 as reported in the 12/31/13 10-K.

CUSIP NO.	313586109	13D	Page 4

1	NAME OF REPORTING PERSON William A. Ackman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OR ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 115,569,796
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 115,569,796
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 115,569,796
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.98*%
14	TYPE OF REPORTING PERSON IN

*	This calculation is based on 1,158,080,657 shares of common stock outstanding as of January 31, 2014 as reported in the 12/31/13 10-K.

Item 1.	Security and Issuer

This amendment No. 1 to Schedule 13D (this “Amendment No. 1”), which amends and supplements the statement on Schedule 13D filed on November 15, 2013 (as amended and supplemented by this Amendment No. 1, the “Schedule 13D”), by (i) Pershing Square Capital Management, L.P., a Delaware limited partnership (“Pershing Square”); (ii) PS Management GP, LLC, a Delaware limited liability company (“PS Management”); and (iii) William A. Ackman, a citizen of the United States of America (together with Pershing Square and PS Management, the “Reporting Persons”) relates to the common stock of Federal National Mortgage Association, a federally chartered corporation (the “Issuer”). The principal executive offices of the Issuer are located at: 3900 Wisconsin Avenue, NW, Washington, DC 20016 - 2892.

Capitalized terms not defined in this Amendment No. 1 shall have the meaning ascribed to them in the Schedule 13D. Except as set forth herein, the Schedule 13D is unmodified.

As of March 31, 2014, the Reporting Persons beneficially owned an aggregate of 115,569,796 shares of common stock (the “Subject Shares”), representing approximately 9.98% of the Issuer’s outstanding common stock. The Reporting Persons also have additional economic exposure to approximately 15,434,715 notional shares of common stock under certain cash-settled total return swaps (the “Swaps”), bringing their total aggregate economic exposure to 131,004,511 shares of common stock (approximately 11.31% of the outstanding common stock). Shares of the Issuer’s common stock are not voting securities as such term is used in Rule 13d-1(i) under the Act. Accordingly, the Reporting Persons have determined to forego future reporting on Schedule 13D.

Item 5.	Interest in Securities of the Issuer

Items 5(a) and (b) of the Schedule 13D are hereby amended and supplemented by adding the following information:

(a), (b) Based upon the 12/31/13 10-K, there were 1,158,080,657 shares of the common stock outstanding as of January 31, 2014.

Based on the foregoing, the Subject Shares beneficially owned by the Reporting Persons represent approximately 9.98% of the issued and outstanding shares of common stock.

Pershing Square, as the investment adviser to the Pershing Square Funds, may be deemed to have the shared power to dispose or direct the disposition of the Subject Shares. As the general partner of Pershing Square, PS Management may be deemed to have the shared power to dispose or direct the disposition of the Subject Shares. By virtue of William A. Ackman’s position as the Chief Executive Officer of Pershing Square and managing member of PS Management, William A. Ackman may be deemed to have the shared power to dispose or direct the disposition of the Subject Shares and, therefore, William A. Ackman may be deemed to be the beneficial owner of the Subject Shares.

The Reporting Persons are responsible for the completeness and accuracy of the information concerning the Reporting Persons contained herein.

As of the date hereof, none of the Reporting Persons owns any shares of the common stock other than the Subject Shares covered in this Statement.

Item 5(c) of the Schedule 13D is hereby amended and supplemented by adding the following information:

(c) Exhibit 99.3, which is incorporated by reference into this Item 5(c) as if restated in full, describes all of the transactions in shares of common stock and Swaps that were effected during the past 60 days by the Reporting Persons for the benefit of the Pershing Square Funds. Except as set forth in Exhibit 99.3 attached hereto, within the last 60 days, no reportable transactions were effected by any Reporting Person.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Schedule 13D is hereby amended and supplemented by adding the following information:

On March 28, 2014, certain of the Reporting Persons entered into Swaps for the benefit of certain Pershing Square Funds. Under the terms of the Swaps, (i) certain of the Pershing Square Funds will be obligated to pay to the bank counterparty any negative price performance of the 15,434,715 notional number of shares of common stock subject to the Swaps as of the expiration date of such Swaps, plus interest rates set forth in the applicable contracts, and (ii) the bank counterparty will be obligated to pay certain of the Pershing Square Funds any positive price performance of the 15,434,715 notional number of shares of common stock subject to the Swaps as of the expiration date of the Swaps. During the term of the Swaps, cash will be paid by the bank counterparty to the relevant Pershing Square Fund in an amount equal to the amount of notional distributions or dividends paid by the Issuer in respect of such notional number of shares of common stock. All balances will be settled in cash. The Pershing Square Funds’ counterparties for the Swaps include entities related to UBS AG. The Swaps do not give the Reporting Persons direct or indirect voting, investment or dispositive control over any securities of the Issuer and do not require the counterparty thereto to acquire, hold, vote or dispose of any securities of the Issuer. Accordingly, the Reporting Persons disclaim any beneficial ownership of any shares of common stock of the Issuer that may be referenced in the swap contracts or common stock or other securities or financial instruments that may be held from time to time by any counterparty to the contracts.

Item 7.	Material to be Filed as Exhibits.

Exhibit 99.3	Trading data.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 31, 2014	PERSHING SQUARE CAPITAL MANAGEMENT, L.P.

	By:	PS Management GP, LLC,
its General Partner

		By:	/s/ William A. Ackman
William A. Ackman
Managing Member

PS MANAGEMENT GP, LLC

	By:	/s/ William A. Ackman
William A. Ackman
Managing Member

/s/ William A. Ackman
William A. Ackman

EXHIBIT INDEX

Exhibit 99.1	Joint Filing Agreement, dated as of November 15, 2013, among Pershing Square Capital Management, L.P., PS Management GP, LLC, Pershing Square GP and William A. Ackman.*

Exhibit 99.2	Trading data.*

Exhibit 99.3	Trading data.

*	Previously Filed